United States
                   SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                               FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.





  Commission File Number:     333-62301


                  Nationsbanc Montgomery Funding Corp.

                  Mortgage Pass-Through Certificates
                  Series      1998-4         Trust

  (Exact name of registrant as specified in its charter)


  c/o Norwest Bank Minnesota, N.A.
  11000 Broken Land Parkway

  Columbia, Maryland  21044
  (410) 884-2000


  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)






          A1

          A2



          A3


          APO

          B1

          B2


          B3

          B4

          B5


          B6

          R

     (Title of each class of securities covered by this Form)



                                    None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:




    Rule 12g-4(a)(1)(i)   / /

    Rule 12g-4(a)(1)(ii)  / /

    Rule 12g-4(a)(2)(i)   / /

    Rule 12g-4(a)(2)(ii)  / /


    Rule 15d-6            /X/

    Rule 12h-3(b)(1)(i)   /X/

    Rule 12h-3(b)(1)(ii)  / /

    Rule 12h-3(b)(2)(i)   / /

    Rule 12h-3(b)(2)(ii)  / /

 Approximate number of holders of record as of the certification or notice date:



                                        17







       Pursuant to the requirements of the Securities Exchange Act of 1934,


                        Nationsbanc Montgomery Funding Corp.
                        Mortgage Pass-Through Certificates
                        Series       1998-4              Trust
 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.














  Date:                             1/22/1999

  By: /S/         Sherri J. Sharps, Vice President






  Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.The name and title of the person signing the form shall be typed or printed under the signature.